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                                                Filed Pursuant To Rule 424(b)(3)
                                                Registration No. 333-83859

           Prospectus Supplement to Prospectus dated August 17, 1999

                            Boston Properties, Inc.

                       2,170,864 Shares of Common Stock

     Unless the context otherwise requires, all references to "we," "us" or "our company" in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware real estate investment trust, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

     This prospectus supplement updates the prospectus dated August 17, 1999, as amended by the prospectus supplement dated March 19, 2001, relating to the offer for sale of up to an aggregate of 2,170,864 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and the prospectus supplement, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to convert their Series One preferred units of Boston Properties Limited Partnership, our operating partnership, into common units of Boston Properties Limited Partnership, tender such units for cash, and we exercise our rights to issue common stock to them instead of cash.

     We are providing this prospectus supplement to update the table in the prospectus under the caption "The Selling Stockholders," as amended by the prospectus supplement dated March 19, 2001. Lines one through three, as referenced in the table contained in such prospectus supplement, and line 18, as referenced in the table in the prospectus dated August 17, 1999, as originally filed, are replaced with the following information, which is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of March 1, 2001. Unless we indicate otherwise, the information in this prospectus supplement is as of March 1, 2001.


                                                                                                                   Common Stock
                                  Common Shares                Units Beneficially            Common Stock          and Units to
                             Beneficially Owned as of             Owned as of                  Offered               be Owned
Name                             March 1, 2001(1)               March 1, 2001(2)              Hereby(3)           After Offering(4)
----                             ----------------               ----------------              ---------           -----------------
Alan B. Landis(5)                   12,500(6)                     2,024,310(7)                1,512,336               524,474
211 Capital Corp.                        0                            6,161                       6,161                     0
ABL Realty, Inc.                         0                            5,400                       5,400                     0
ABL Capital Corp.                        0                              169                         169                     0
Linda Landis                        12,500(8)                     2,024,310(9)                1,512,336               524,474

(1) Does not include common stock that may be issued upon exchange of common units beneficially held or issued upon conversion of preferred units beneficially held as of March 1, 2001.

(2) All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. Includes Series One preferred units as if such units were converted into common units at a conversion ratio of 0.88889 common units per Series One preferred unit.

(3) These shares of common stock represent the common stock that the selling stockholders may acquire upon conversion of preferred units into common units and presentation of such common units for redemption. Such redemption may occur at any time after July 11, 1999.

(4) Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, the percentage of our common stock that will be held by such selling stockholder (assuming all remaining units held by such person are converted into common units, presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of March 1, 2001 (89,680,289 shares) and (ii) assumes that none of the units held by other persons are exchanged for common stock.

(5) Mr. Alan Landis has been a director of the Company since June 30, 1998. We have agreed that our board of directors will nominate Mr. Landis for re-election as a director at each of our annual meetings of stockholders in a year when his term expires as long as Mr. Landis (and related parties) continue to beneficially own at least one percent (1%) of the aggregate number of outstanding shares of our common stock and units of limited partnership interest in Boston Properties Limited Partnership.


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(6)  These shares of our common stock are issuable upon the exercise of 12,500 vested stock options.

(7) Includes 189,512 Series One preferred units and 318,232 common units held directly, and 1,187,244 Series One preferred units held by a partnership of which Mr. Landis is the general partner, various corporations of which Mr. Landis is the sole stockholder and various family trusts. Also includes 368,412 Series One preferred units and 154,816 common units held by Mr. Landis' wife. The Series One preferred units are convertible into 1,551,262 common units. As a result, Mr. Landis may be deemed to own directly or indirectly the number of common units into which the Series One preferred units so held are convertible. Mr. Landis disclaims beneficial ownership of the Series One preferred units and the common units held by his wife.

(8) These shares of our common stock are issuable upon the exercise of vested stock options held by Ms. Landis' husband. Ms. Landis disclaims beneficial ownership of such shares.

(9) Includes 368,412 Series One preferred units and 154,816 common units held directly. Also includes 189,512 Series One preferred units and 318.232 common units held by Ms. Landis' husband, and 1,187,244 Series One preferred units held by a partnership of which Ms. Landis' husband is the general partner, various corporations of which Ms. Landis' husband is to the sole stockholder and various family trusts. The Series One preferred units are convertible into 1,551,262 common units. As a result, Ms. Landis may be deemed to own directly or indirectly the number of common units into which the Series One preferred units so held are convertible. Ms. Landis disclaims beneficial ownership of the Series One preferred units and the common units held by her husband and partnerships, corporations and trusts controlled by him.


     This prospectus supplement is not complete without the prospectus dated August 17, 1999, and the prospectus supplement dated March 19, 2001, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

            The date of this prospectus supplement is April 6, 2001.

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